# Andbanc Brokerage LLC
# Financial Statement
# December 31, 2021

| OMB APPROVAL |
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| SEC FILE NUMBER |
| --- |
| 8-68759 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Andbanc Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, Suite 1050
(No. and Street)

| Miami | FL | 33131 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Robert Gilman | 561-771-0036 | rgilman@mavenstrategic.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

| 2000 Banks Road, Ste. 218 | Margate | FL | 33063 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 4/13/2010 | 5036 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Andbanc Brokerage, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

______________________
Notary Public

Angelica Z. Mendoza
Comm.:HH 192569
Expires: Oct. 31, 2025
Notary Public - State of Florida

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Andbanc Brokerage LLC
# Table of Contents
# December 31, 2021

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **Andbanc Brokerage, LLC**

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of **Andbanc Brokerage, LLC** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Andbanc Brokerage, LLC's** auditor since 2017.
Margate, Florida
February 23, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

# Andbanc Brokerage LLC
# Statement of Financial Condition
# As of December 31, 2021

| | |
|---|---|
| **Assets** | |
| Cash | $ 82,557 |
| Securities owned, at market value | 1,671,921 |
| Deposit with clearing broker | 257,430 |
| Due from clearing broker | 185,471 |
| 12b1 fees receivable | 120,000 |
| Employee advances | 343,976 |
| Prepaid expenses and other assets, including related party | 43,984 |
| Furniture and equipment, net | 4,419 |
| **Total Assets** | $ 2,709,758 |

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 127,529 |
| Commissions payable | 22,016 |
| Due to related party | 5,990 |
| **Total Liabilities** | 155,535 |
| **Member's Equity** | 2,554,223 |
| **Total Liabilities and Member's Equity** | $ 2,709,758 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Andbanc Brokerage LLC ("the Company") was organized on November 8, 2010 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. The Company is a limited liability company pursuant to the Florida Statute. The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker which include corporate debt, equities, and mutual fund securities. The Company does not maintain customer accounts.

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers.

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company generates revenue primarily on a riskless principal transaction basis. The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

<u>Cash Equivalents</u>

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents during the year ended December 31, 2021.

<u>Concentrations of Credit Risk</u>

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. The Company did not have any cash in excess of federally insured limits at December 31, 2021.

<u>Property and Equipment</u>

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on an estimated straight-line basis and a useful life of 5 years. The Company has established $1,000 as the threshold amount for minimum capitalization. Leasehold improvement is stated at cost less accumulated depreciation and amortization.

### 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statement do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's taxable income. As of December 31,2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statement. The Company did not have accrued interest or penalties associated with any uncertain tax benefits, nor was any interest expense recognized during the year ended December 31, 2021. The Company's 2019 through 2021 tax years are open for examination by federal and state taxing authorities.

### 2. Deposit With Clearing Organization

A deposit of $257,430 exists with Pershing, LLC. as of December 31, 2021.

### 3. Receivables From Broker and Dealers

In accordance with ASC 326, the Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company clears all of its securities transactions with Pershing, LLC. Receivables from brokers and dealers consist of net settlement receivables for commissions earned and commissions that had not settled at December 31, 2021. The receivables are short term in nature and resulted in a $185,471 balance at December 31, 2021.

### 4. 12b1 Fees Receivable

The Company generates mutual fund trailer fees which are recognized when earned. The balance was $120,000 is included in the accompanying statement of financial condition as of December 31, 2021.

**5. Related Party Transactions**

The Company has an expense sharing agreement with Andbanc Wealth Management ("AWM"), the Company's sole member and a related party. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. The amount due to AWM was $5,990 as of December 31, 2021.

On December 1, 2019, the Company entered into a sub-clearing agreement with one of its affiliates, APW Uraguay S.A. in which the Company introduces their customers to the clearing broker. For the year ended December 31, 2021, had $10,446 of amounts due for such services included within prepaids and other assets in the accompanying statement of financial condition.

**6. Fair Value of Financial Instruments**

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

*Level 1*- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

*Level 2*- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

*Level 3*- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

## 6. Fair Value of Financial Instruments (continued)

At December 31, 2021 the carrying amounts reported in the balance sheet for cash, due from clearing broker, prepaid expenses, accounts payable and accrued expenses, commissions payable and due to related party, approximate fair value based on the short-term maturity of these instruments.

| | Active Markets for Indentical Assets (Level 1) | | Other Observable Inputs (Level 2) | | Significant Unobservable Inputs (Level 3) | | Balance as of December 31,2021 | |
|---|---|---|---|---|---|---|---|---|
| Assets (at fair value) | | | | | | | | |
| **Investments in securities** | | | | | | | | |
| Money market fund | $ | 1,671,921 | $ | - | $ | - | $ | 1,671,921 |
| **Total investments in securities** | $ | 1,671,921 | $ | - | $ | - | $ | 1,671,921 |

<u>Securities Owned, at Fair Value</u>

Securities owned which consist of money market funds are valued at market. As of December 31, 2021, the fair value of the Company's money market fund was $1,671,921.

## 7. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2021, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,996,535 which exceeded the minimum requirement of $100,000. At December 31, 2021, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .08 to 1.0.

### 8. Property and Equipment

Details of property and equipment at December 31, 2021 are as follows:

| | |
|---|---|
| Furniture & fixtures | $ 57,264 |
| Leasehold improvements | 44,677 |
| | 101,941 |
| Less accumulated depreciation | (97,522) |
| | $ 4,419 |

### 9. Employee Advances

In September 2018, the Company agreed to issue advances to two registered representatives in the form of sign on bonus, advances and draws. The sign on bonus of $190,000 is forgivable monthly in sixty equal installments as long as the representatives remain registered with the Company. In October 2019, the agreement was extended and amended to reflect the accrual of interest at an annual rate equal to 12-month LIBOR plus 1%.. The registered representatives received draws in the amount of $235,000 and $400,706 of their commissions generated was applied to their draws as of December 31, 2021. The remaining balance of $266,500 is included in advances in the accompanying statement of financial condition as of December 31, 2021. Additionally, the representatives are advanced compensation. The advanced compensation balance of $17,476 is included in the accompanying statement of financial condition as of December 31, 2021.

In April 2020, the Company entered into an employment agreement with one registered representative in the form of monthly draws payable against commissions and other variable compensation. The registered representative received draws in the amount of $60,000 and had a $60,000 remaining balance as of December 31, 2021 included in advances in the statement of financial condition.

### 10. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

### 10. Commitments and Contingencies (continued)

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. While to date the Company has not been required to stop operating, management is evaluating its use of its office space, virtual meetings and the like. The Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the Company expects this to remain the case.

### 11. Subsequent Events

The Company has evaluated subsequent events from its year end through February 23, 2021, the date whereupon the financial statements were available to be issued and determined there are no items to disclose.